UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities and Exchange
Act of 1934 for the fiscal year ended December 31, 2017

☐ Transition report pursuant to Section 15(d) of the Securities
Exchange Act of 1934 for the transition period from ___ to ___

Commission file number: 001-12297

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Penske Automotive Group 401(k) Savings and Retirement Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Penske Automotive Group, Inc.
2555 Telegraph Road
Bloomfield Hills, MI 48302-0954

Penske Automotive Group 401(k) Savings and Retirement Plan

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements and Supplemental Schedule

Statements of Net Assets Available for Benefits as of December 31, 2017 and 2016	2
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2017	3
Notes to Financial Statements	4
Supplemental Schedule*
Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)	9

*All other schedules required by Section 2520 103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Exhibit Index	10

Signatures	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Penske Automotive Group 401(k) Savings and Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Penske Automotive Group 401(k) Savings and Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements.  The supplemental schedule is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule.  In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

Detroit, Michigan
June 21, 2018

We have served as the auditor of the Plan since 1999.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

December 31, 2017 and 2016

	December 31,
	2017	2016

Assets:
Investments at fair value	$521,067,085	$439,566,632
Receivables:
Participant contributions	49,120	132,139
Employer contributions	1,889,217	1,821,992
Due from broker	183,010	101,522
Notes receivable from participants	18,263,600	16,324,487
Total receivables	20,384,947	18,380,140
Total assets	541,452,032	457,946,772

Liabilities:
Participant refunds payable	120,146	153,909
Due to broker	182,882	82,580
Total liabilities	303,028	236,489
Net assets available for benefits	$541,149,004	$457,710,283

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2017

Investment income:
Net appreciation in fair value of investments	$58,229,499
Interest and dividends	2,926,439
Net investment income	61,155,938

Contributions:
Participant contributions	40,106,693
Employer contributions	9,369,735
Participant rollover contributions	11,036,911
Total contributions	60,513,339

Distributions to participants	(36,900,653)
Administration fees	(801,222)

Net transfers from plan	(528,681)

Increase in net assets	83,438,721

Net assets available for benefits, beginning of year	457,710,283
Net assets available for benefits, end of year	$541,149,004

See accompanying notes to the financial statements.

Penske Automotive Group 401(k) Savings and Retirement Plan

Notes to Financial Statements

1. Description of the Plan

(a) General

The following description of the Penske Automotive Group 401(k) Savings and Retirement Plan, as amended through December 31, 2017 (the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

The Plan is a defined contribution savings plan (401(k) plan) covering all eligible employees of Penske Automotive Group, Inc. (the “Company” or “Plan Sponsor”) and its subsidiaries, including eligible employees of Premier Truck Group (“PTG”), in the United States who elect to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Savings and Retirement Plan Committee (the “Committee”) is the designated administrator of the Plan, and has responsibility for reviewing the performance of the Plan’s investments. Certain asset based fees are paid by the Plan participants. Wells Fargo (the “Trustee” or “Recordkeeper”) serves as the trustee and recordkeeper of the Plan. Participants with balances from plans merged into the Plan due to acquisitions by the Plan Sponsor may retain certain rights of such merged plans.

(b) Eligibility

Full-time employees in the United States, and part-time or temporary employees in the United States who are scheduled to complete 1,000 hours of service in a twelve consecutive month period beginning with their date of hire, are eligible to participate in the Plan on the first day of the calendar month following the date they have completed sixty days of service.

(c) Participant Accounts

Individual accounts are maintained by the Recordkeeper for each of the Plan’s participants. Such accounts include the participant’s contributions and related Employer Match Contributions (as defined below), as adjusted by the net investment return on the participant’s holdings. Participant accounts are also charged with recordkeeping administrative fees.

(d) Contributions

Under the provisions of the Plan, participants may elect to defer, through payroll deductions, a portion of their compensation to the Plan in an amount generally from 1% to 20% of gross earnings on a pre-tax basis. Highly compensated employees (“HCEs”) are limited to deferring up to 8% of gross earnings on a pre-tax basis. Such contributions may not exceed Internal Revenue Code 402(g) limitations ($18,000 in 2017). The Plan also permits participants who are 50 or older to make additional contributions (up to $6,000 in 2017). A participant’s elective contributions and any related Employer Match Contributions are invested at the direction of the participant. If a participant does not make such an election, he or she is deemed to have elected to invest in an age-appropriate target retirement fund.

During 2017, the Plan Sponsor funded discretionary matching contributions at a level of 37.5% of the first 4% of eligible salary for most participants and at a level of 50% of the first 6% of eligible salary for participants of certain subsidiaries (“Employer Match Contributions”). Eligible salary used to determine discretionary matching contributions may not exceed Internal Revenue Code 401(a)(17) limitations ($270,000 in 2017).  Employer Match Contributions are invested based on participant investment elections or in the default investment if the participant did not make an election.

In 2018, the Plan Sponsor elected to increase discretionary matching contributions from 37.5% of the first 4% of eligible salary to 62.5% of the first 4% of eligible salary,  effective January 1, 2018.

During 2017 and 2016, certain HCEs deferred a portion of their compensation in excess of the Plan limit. The Plan intends to refund the excess contributions and has recorded a participant refund payable of $120,146 and $153,909 at December 31, 2017 and 2016, respectively, relating to these excess contributions.

(e) Notes Receivable from Participants

Participants may take loans from their accounts from a minimum of $1,000 up to the lesser of a defined amount or $50,000. Loan terms range from one to five years, or up to fifteen years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate commensurate with prevailing rates. Principal and interest are paid ratably through payroll deductions. Repayment of the entire balance is permitted at any time. Participants are limited to having only one loan outstanding at any point in time, and participants are restricted to initiating only one loan in any consecutive twelve-month period.

(f) Vesting

Employee contributions to the Plan vest immediately. Employer Match Contributions vest upon the attainment by the participant of three years of credited service.

(g) Investments

As of December 31, 2017 and 2016 participant investment options consisted primarily of common collective trust funds, employer securities and mutual funds. Participants are generally permitted to change investment options daily.

(h) Payment of Benefits

Upon retirement, death, disability, termination of employment, or attainment of age 59 1/2, the participant or beneficiary may elect to receive a benefit payment in the form of a lump sum distribution. Participants may also make a hardship withdrawal in certain cases of financial need as established by Internal Revenue Service regulations.

(i) Forfeited Accounts

At December 31, 2017 and 2016, forfeited non-vested assets totaled $97,141 and $62,671, respectively, which may be used to pay Plan administration fees and/or Employer Match Contributions. During 2017,  approximately $364,358 of fees and matching contributions were paid by the Plan Sponsor using forfeited amounts.

2. Significant Accounting Policies

(a) Basis of Accounting

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b) Investment Valuation and Income Recognition

The Plan’s investments in Company common stock and mutual funds are stated at fair value as determined by quoted market prices. The Plan’s investments in common collective trust funds are stated at net asset value as determined by the issuer of the funds and based on the fair value of the underlying investments held by the funds, discussed further below. The Plan’s investment in the Wells Fargo Stable Return Fund (the “Fund”) is stated at net asset value and is valued based on the underlying investments in the Fund. The Fund holds synthetic and other fully benefit-responsive guaranteed investment contracts, which are recorded at contract value because they guarantee a minimum rate of return and provide for benefit responsiveness. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. While there are certain Fund and Plan level restrictions that may affect the Fund’s ability to transact at contract value, Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value are not probable of occurring.

The Plan’s investments in common collective trust funds are divided into units of participation, as determined daily by the Trustee. The daily value of each unit of participation, or net asset value (“NAV”), is determined by dividing the total fair market value of all assets in the fund by the total number of fund units. Under provisions of the Plan, interest and dividend income and net appreciation or depreciation of the fair value of each investment option are allocated to each Participant’s account based on the change in unit value. There are no restrictions on redemptions or unfunded commitments as of December 31, 2017 and 2016.

See the supplemental schedule of assets (held at end of year) for the title (investment strategy) of each investment held by the Plan as of December 31, 2017.

Purchases and sales of investments are recorded on a trade date basis.  Dividends are awarded on the ex-dividend date.

(c) Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.

(d) Payment of Benefits

Benefit payments are recorded upon distribution. There were no amounts allocated to accounts of persons who had elected to withdraw from the Plan, but had not yet been paid, at December 31, 2017 and December 31, 2016.

(e) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, additions, deductions and the disclosure of contingent assets and liabilities in the accompanying financial statements. Actual results could differ from those estimates.

(f) Risks and Uncertainties

The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risk factors in the near term could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

3. Fair Value Measurements

The Financial Accounting Standards Board has established a single authoritative definition of fair value and has established the following three-tier hierarchy that requires an entity to maximize the use of observable inputs when measuring fair value:

Level 1: Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2: Inputs are observable inputs other than quoted (Level 1) prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The availability of observable market data is monitored by the Plan’s management to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. Plan management evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2017 and 2016, there were no transfers between levels.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Below is a summary of assets measured at fair value on a recurring basis and assets measured at net asset value:

		Fair Value Measurement
Total Investments	December 31, 2017	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$409,740,751	$—	$—	$—
Employer Securities	35,386,367	35,386,367	—	—
Mutual Funds	75,939,967	75,939,967	—	—
Total	$521,067,085	$111,326,334	$—	$—
(1)	The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.

		Fair Value Measurement
Total Investments	December 31, 2016	Level 1	Level 2	Level 3
Common Collective Trust Funds (1)	$338,996,427	$—	$—	$—
Employer Securities	35,835,644	35,835,644	—	—
Mutual Funds	64,734,561	64,734,561	—	—
Total	$439,566,632	$100,570,205	$—	$—
(1)	The fair value of each common collective trust fund has been estimated using the net asset value of the investment as a practical expedient.

4. Exempt Party-in-Interest Transactions

As of December 31, 2017 and 2016, the Plan (through investments in Penske Automotive Group, Inc. Common Stock) held 739,527 and 691,274 shares, respectively, of Penske Automotive Group, Inc. Common Stock with a cost basis of $27,630,617 and $23,720,835, respectively. The fair value of Penske Automotive Group, Inc. Common Stock held by the Plan was $35,386,367 and  $35,835,644 at December 31, 2017 and 2016, respectively. In addition, certain Plan investments are shares of various funds managed by Wells Fargo, which is the trustee of the Plan, and therefore these investments and their related transactions are considered exempt party-in-interest transactions.

5. Plan Termination

Although it has not expressed any intention to do so, the Company retains the right, if necessary, to terminate the Plan. Any such termination of the Plan would be subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in their account balances.

6. Federal Income Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by letter dated March 23, 2016 that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (“IRC”). The Plan has been amended since requesting the current determination letter. While the plan is subject to IRS review, none have taken place and the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. As the Plan is tax-exempt, the Plan Administrator has concluded that as of December 31, 2017 and 2016, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2014.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2017 and 2016 to the Form 5500:

	2017	2016
Net assets available for benefits per the financial statements	$541,149,004	$457,710,283
Less:
Participant contributions receivable	49,120	132,139
Employer contributions receivable	1,889,217	1,821,992
Plus:
Participant refunds payable	120,146	153,909
Net assets available for benefits per the Form 5500	$539,330,813	$455,910,061

The following is a reconciliation of total contributions per the financial statements for the year ended December 31, 2017 to the Form 5500:

Total contributions per the financial statements	$60,513,339
Add:
Contributions receivable - December 31, 2016	1,954,131
Less:
Contributions receivable - December 31, 2017	1,938,337
Total contributions per the Form 5500	$60,529,133

The following is a reconciliation of total distributions per the financial statements for the year ended December 31, 2017 to the Form 5500:

Total distributions per the financial statements	$36,900,653
Add:
Participant refunds payable - December 31, 2016	153,909
Less:
Participant refunds payable - December 31, 2017	120,146
Total distributions per the Form 5500	$36,934,416

Penske Automotive Group 401(k) Savings and Retirement Plan

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2017

Name of Plan Sponsor: Penske Automotive Group, Inc.
Employer Identification Number: 22-3086739
Plan number: 005

Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value

COMMON COLLECTIVE TRUST FUNDS
*WELLS FARGO STABLE RETURN FUND	$75,762,897
*WELLS FARGO ENHANCED STOCK MARKET FUND	57,153,493
NORTHERN TRUST S&P 500 INDEX FUND	17,550,289
SSGA NON LENDING RUSSELL SMALL/MID CAP INDEX FUND	21,347,306
SSGA TARGET RETIREMENT 2055 NON LENDING	13,578,375
SSGA TARGET RETIREMENT 2050 NON LENDING	29,178,112
SSGA TARGET RETIREMENT 2045 NON LENDING	30,304,298
SSGA TARGET RETIREMENT 2040 NON LENDING	28,334,735
SSGA TARGET RETIREMENT 2035 NON LENDING	30,696,996
SSGA TARGET RETIREMENT 2030 NON LENDING	32,626,637
SSGA TARGET RETIREMENT 2025 NON LENDING	30,314,443
SSGA TARGET RETIREMENT 2020 NON LENDING	23,550,902
SSGA TARGET RETIREMENT 2015 NON LENDING	8,158,521
SSGA TARGET RETIREMENT INCOME NON LENDING	5,003,840
SSGA U.S. BOND INDEX NON LENDING SERIES FUND	3,385,680
SSGA INTERNATIONAL INDEX NON LENDING FUND	2,794,227
TOTAL COMMON COLLECTIVE TRUST FUNDS	409,740,751

EMPLOYER SECURITIES
*PENSKE AUTOMOTIVE GROUP, INC. COMMON STOCK	35,386,367

MUTUAL FUNDS
DODGE & COX INTERNATIONAL STOCK FUND	19,283,276
VANGUARD STRATEGIC EQUITY FUND	40,967,755
DFA EMERGING MARKETS CORE EQUITY FUND	3,816,343
PIMCO TOTAL RETURN FUND	11,872,593
TOTAL MUTUAL FUNDS	75,939,967

*PARTICIPANT LOANS (MATURING 2018 TO 2032 AT INTEREST RATES OF 3.25% - 9.50%)	18,263,600
TOTAL	$539,330,685

* Represents a party-in-interest to the plan

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

EX-23	Consent of Independent Registered Public Accounting Firm

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Penske Automotive Group 401(k) Savings and Retirement Plan
	By:	/s/ Anthony R. Pordon

Anthony R. Pordon
Date: June 21, 2018
Chairman, 401(k) Savings and Retirement Plan Committee